NEWS RELEASE

FOR IMMEDIATE RELEASE:

PARKERVISION REPORTS SECOND QUARTER AND SIX MONTH RESULTS

Company to Host Conference Today at 4:30 p.m. ET

JACKSONVILLE, Fla., August 15, 2011 – ParkerVision, Inc. (Nasdaq: PRKR), a developer and marketer of semiconductor technology solutions for wireless applications, today reported reduced losses for the second quarter and six months ended June 30, 2011, as compared to the same periods in 2010.

For the second quarter ended June 30, 2011, the Company reported a net loss of $3.5 million, or $0.06 per share, compared to a net loss of $3.8 million, or $0.09 per share, for the same period in 2010. For the six month period ended June 30, 2011, the Company reported a net loss of $6.9 million, or $0.12 per share, compared to a net loss of $7.7 million, or $0.19 per share, for the same period in 2010. The decrease in net loss is a direct result of reductions in operating expenses of 6% and 11% for the three and six month periods, respectively.  This decrease in operating expenses is primarily the result of reduced share-based compensation and other noncash items.

ParkerVision raised $4.1 million in net proceeds from its March 2011 sale of equity securities and used approximately $5.2 million in cash during the first half of 2011.  At the end of  the second quarter of 2011, the Company had approximately $5.4 million in cash, cash equivalents and available for sale securities.

Chairman and Chief Executive Officer, Jeffrey Parker, commented, “We are currently awaiting Qualcomm’s response to our intellectual property infringement litigation complaint, which we anticipate will be received within the next few weeks.  In the meantime, we are continuing to expand our legal team and further our body of evidence in this case.   In addition, ParkerVision continues to pursue initial orders for its CDMA-based chipsets with handset OEM’s and ODMs who utilize the VIA Series 7 baseband processors.   We also continue to evaluate strategic opportunities for future product offerings.”

Conference Call

ParkerVision will host a live conference call on Monday, August 15, 2011 at 4:30 p.m. Eastern time to review its financial results.  To participate, dial 1-877-561-2750, approximately five minutes before the conference is scheduled to begin.  International callers should dial +763-416-8565. The conference may also be accessed by means of a live audio webcast on the Company’s website at www.parkervision.com.   The conference webcast will be archived and available for replay for 90 days from the date of broadcast.

About ParkerVision

ParkerVision, Inc. designs, develops and markets its proprietary RF technologies which enable advanced wireless communications for current and next generation mobile communications networks. Its solutions for wireless transfer of radio frequency (RF) waveforms enable significant advancements in wireless products, addressing the needs of the cellular industry for efficient use of power, reduced cost and size, greater design simplicity and enhanced performance in mobile handsets as the industry migrates to next generation networks. ParkerVision is headquartered in Jacksonville, Florida.  For more information please visit www.parkervision.com.  (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10K for the year ended December 31, 2010 and the Forms 10Q for the quarters ended March 31 and June 30, 2011. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

(TABLES FOLLOW)

ParkerVision, Inc.
Summary of Results of Operations (in thousands except for per share amounts)
Unaudited

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

Service revenue	$-	$-	$-	$64
Cost of goods sold	-	-	-	47
Gross margin	-	-	-	17

Research and development	2,186	2,163	4,124	4,467
Marketing and selling	338	442	680	903
General and administrative	1,046	1,208	2,154	2,413
Total operating expense	3,570	3,813	6,958	7,783

Interest and other income	33	23	51	25

Net loss	$(3,537)	$(3,790)	$(6,907)	$(7,741)

Basic and diluted loss per common share	$(0.06)	$(0.09)	$(0.12)	$(0.19)

Weighted average shares outstanding	59,054	41,220	55,993	41,197

Balance Sheet Highlights (in thousands)	June 30, 2011 (unaudited)	December 31, 2010
Cash and available for sale securities	$5,400	$6,530
Prepaid and other current assets	340	554
Property and equipment, net	415	537
Intangible assets, net	9,266	9,408
Other assets	577	567
Total assets	$15,998	$17,596

Current liabilities	$1,055	$949
Long term liabilities	75	55
Shareholders’ equity	14,868	16,592
Total liabilities and shareholders’ equity	$15,998	$17,596

Contact:
Cindy Poehlman		Ron Stabiner
Chief Financial Officer	or	Vice President
ParkerVision, Inc.		The Wall Street Group, Inc.
904-732-6100, cpoehlman@parkervision.com		212-888-4848, rstabiner@thewallstreetgroup.com

###